Free Writing Prospectus
Filed pursuant to Rule 433
March 12, 2014
Registration Statement No. 333-188947 and
Relating to
Preliminary Prospectus Supplement dated March 12, 2014 to
Prospectus dated May 30, 2013

Term sheet

Free Writing Prospectus Dated March 12, 2014

$600,000,000
Quest Diagnostics Incorporated

$300,000,000 2.700% Senior Notes due 2019
$300,000,000 4.250% Senior Notes due 2024

Issuer:	Quest Diagnostics Incorporated

Trade Date:	March 12, 2014

Original Issue Date (Settlement):	March 17, 2014

Interest Accrual Date:	March 17, 2014

Ratings:	Moody’s: Baa2 (stable); S&P: BBB+ (negative); Fitch: BBB (stable)

2.700% Senior Notes due 2019

Principal Amount:	$300,000,000

Maturity Date:	April 1, 2019

Issue Price (Price to Public):	99.934%

Yield:	2.714%

Interest Rate:	2.700% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each April 1 and October 1, commencing October 1, 2014

Treasury Benchmark:	1.50% due February 28, 2019

Spread to Benchmark:	T+113 bps

Benchmark Yield:	1.584%

Optional Redemption:	At any time and from time to time, the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

● 100% of principal amount of the notes to be redeemed, and

● the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 20 basis points, plus accrued interest to the date of redemption which has not been paid.

CUSIP:	74834L AU4

ISIN:	US74834LAU44

4.250% Senior Notes due 2024

Principal Amount:	$300,000,000

Maturity Date:	April 1, 2024

Issue Price (Price to Public):	99.554%

Yield:	4.305%

Interest Rate:	4.250% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each April 1 and October 1, commencing October 1, 2014

Treasury Benchmark:	2.75% due February 15, 2024

Spread to Benchmark:	T+158 bps

Benchmark Yield:	2.725%

Optional Redemption:	Prior to January 1, 2024, the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

● 100% of principal amount of the notes to be redeemed, and

● the sum of the present values of the remaining scheduled payments discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 25 basis points, plus accrued interest to the date of redemption which has not been paid.

On or after January 1, 2024, the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest to the date of redemption which as not been paid.

CUSIP:	74834L AV2

ISIN:	US74834LAV27

Joint Book-Running Managers:	Goldman, Sachs & Co. RBS Securities Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

Conflicts of Interest:	Certain affiliates of Goldman, Sachs & Co., RBS Securities Inc., Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Agricole Securities (USA) Inc., Fifth Third Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mitsubishi UFJ Securities (USA), Inc. are lenders to us under our senior unsecured revolving credit facility, and certain affiliates of Credit Agricole Securities (USA) Inc. and Mitsubishi UFJ Securities (USA), Inc. are lenders to us under our secured receivables credit facility, and they may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts outstanding under such credit facilities. Accordingly, such underwriters may be deemed to have a “conflict of interest” within the meaning of Rule 5121, and this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526; RBS Securities Inc. toll free at 1-866-884-2071; Wells Fargo Securities, LLC toll free at 1-800-326-5897; J.P. Morgan Securities LLC collect at 1-212-834-4533; and Morgan Stanley & Co. LLC toll free at 1-866-718-1649.